Exhibit 99.1

Equity Interests in Wuxi Suntech and its Subsidiary

Purported to be Transferred to Third Party

Suntech Power and Wuxi Suntech Reach Cooperation Agreement

GEORGE TOWN, Cayman Islands — April 10, 2014 — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech Power”) today announced that it is aware of the Hong Kong Stock Exchange announcement made by Shunfeng Photovoltaic International Ltd. (“Shungeng”) that the conditions precedent to the purported acquisition of 100% of the equity interests of Wuxi Suntech pursuant to the terms and conditions under the restructuring plan of Wuxi Suntech as approved by the Wuxi Intermediate People’s Court have been fulfilled, and as a result all of the equity interests of Wuxi Suntech shall be transferred to an affiliate of Shunfeng.

As of today’s date, none of the directors of Power Solar System Co., Ltd (“PSS”), the joint provisional liquidators (the “JPLs”) of Suntech Power appointed following Suntech Power’s application for a provisional liquidation in the Cayman Islands, its jurisdiction of incorporation, or the liquidator of PSS, have given their approval to any transfer or disposal of the shares of Wuxi Suntech.  As previously announced on February 10, 2014, the liquidator of PSS and the JPLs of Suntech Power will continue to focus on an investigation of, among other things, the purchase of PSS’s equity interest in Wuxi Suntech by Shunfeng and to take all steps as necessary to remedy improper actions which have caused loss to Suntech Power, PSS, and their creditors.  No assurances can be given, however, that Suntech Power retains equity interest in Wuxi Suntech, or the benefits having an equity interest entail.  Neither Suntech Power nor the JPLs are currently able to exert management control or authority over Wuxi Suntech.

Notwithstanding the above, following negotiations by the JPLs with the current management at Wuxi Suntech, Suntech Power has entered into a Cooperation Agreement with Wuxi Suntech which provides a framework for the following (among other things):

•                  Suntech Power licenses to Wuxi Suntech certain product certificates held by Suntech Power.  It is expected, however, that Wuxi Suntech will obtain its own product certificates later in 2014 in due course;

•                  Suntech Power, including its distribution subsidiaries in the United States and Europe, will act as intermediaries for the sale of products manufactured by Wuxi Suntech, facilitating Wuxi Suntech entering into sales contracts with such customers.  For a period of one year, Suntech Power would earn a commission from Wuxi Suntech in connection with any such sale;

•                  For a period of one year, Suntech Power, including its customer support representatives at its subsidiaries in the United States and Europe, would provide after-sales service for Wuxi Suntech manufactured products which have been sold; and

•                  Wuxi Suntech would support the restructuring of Suntech Power International, Ltd., the principal operating subsidiary of Suntech Power in Europe which is currently engaged in a restructuring proceeding under Swiss law.

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ), through its international subsidiaries, has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and include the purported transfer of the equity interest in Wuxi Suntech to a third party, the outcome of the investigation into the purchase of PSS’s equity interest in Wuxi Suntech by Shunfeng, the ability of Suntech Power to earn commissions from Wuxi Suntech in connection with the distribution of Wuxi Suntech products, the ability of Suntech Power to provide customer support/after-sales service for Wuxi Suntech products, and the support to be obtained by Wuxi Suntech in connection with the restructuring of Suntech Power International, Ltd.. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Prue Lawson

Ph: +1 345 914 8662

Email: prue.lawson@ky.pwc.com

Ryan Scott Ulrich

Public Relations and Investor Relations Director

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com